Exhibit 99.3
Gross debt breakdown
Unaudited

(€ billion)	Outstanding September 30, 2020	Outstanding June 30, 2020
Bank debt	15.6	13.0
Capital markets debt	8.7	5.3
Other debt	0.4	0.4
Lease liabilities	1.7	1.7
Cash maturities	26.5	20.4
Asset-backed financing	0.0	0.0
Accruals	0.0	0.0
Gross Debt(1)	26.5	20.5
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Note: Amounts may not add due to rounding.
(1) Gross debt at September 30, 2020, includes €0.1 billion (€0.1 billion at June 30, 2020) of debt classified within Liabilities held for sale.

Debt Maturity Schedule
Unaudited

Outstanding September 30, 2020	(€ billion)	3 Months 2020	2021	2022	2023	2024	Beyond
15.5	Bank debt(1)	0.8	1.1	5.0	4.5	3.2	0.9
8.7	Capital markets debt	0.1	1.2	1.4	2.5	1.3	2.3
0.4	Other debt	0.4	0.0	0.0	0.0	0.0	0.0
1.7	Lease liabilities	0.1	0.3	0.2	0.2	0.2	0.8
26.4	Total Cash maturities(2)(3)	1.4	2.7	6.5	7.3	4.7	3.9

26.2	Cash and Marketable securities
0.9	Undrawn committed credit lines(4)
27.1	Total available liquidity
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Note: Amounts may not add due to rounding.
(1) The maturity of the €6.25 billion syndicated revolving credit facility reflects its final contractual maturity (April 2023 for the first tranche of €3.125 billion and March 2024 for the second tranche of
€3.125 billion). For balance sheet presentation, the facility has been classified as current based on the expectation that it will be repaid in full in the next twelve months.
(2)Amounts exclude accruals and asset-backed financing (~€0.1 billion at September 30, 2020).
(3) Total cash maturities at September 30, 2020, excludes €0.1 billion of debt classified within Liabilities held for sale.
(4) Excludes €1.1 billion undrawn portion of the Intesa Sanpaolo Credit Facility entered into on June 24, 2020.